CONSENT OF TROY FULLER

The undersigned hereby consents to: (i) the use of the written disclosure derived from the Report on the Mineral Resources and Mineral Reserves of the Fosterville gold mine located in the state of Victoria, Australia, dated effective December 31, 2018, and of other information related to the Fosterville property, in the Annual Information Form for the year ended December 31, 2019 (the “AIF”) of Kirkland Lake Gold Ltd. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2019, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; (ii) the disclosure of mineral reserves estimates for the Fosterville property contained in the Management’s Discussion and Analysis for the years ended December 31, 2019 and 2018 (the “MD&A”) of the Company being filed as an exhibit to the 40-F; and (iii) the use of my name in the AIF, the MD&A, and the 40-F.

signed “Troy Fuller”
Troy Fuller, MAIG

Date: March 30, 2020